SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kana Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Robert B. Ashton

KVO Capital Management, LLC

44 S. Main Street, Box 17

Hanover, NH 03755

(603) 643-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 2,365,205

	(8)	Shared Voting Power: 0 (see Item 5)

	(9)	Sole Dispositive Power: 2,365,205

	(10)	Shared Dispositive Power: 0 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,365,205 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 11: 5.7%

(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 483600300

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 2,365,205 (see Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 2,365,205 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,365,205 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 11: 5.7%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 483600300

(1)	Names of Reporting Persons: Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power : 0

	(8)	Shared Voting Power: 354,675 (see Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 354,675 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 354,675 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☒

(13)	Percent of Class Represented by Amount in Row 11: 0.9%

(14)	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
Security: Common Stock, $0.001 par value per share Issuer: Kana Software, Inc. 181 Constitution Drive Menlo Park, California 94025

Item 2.	Identity and Background

(a) Name of person filing

(b) Residence or business address

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

(f) Citizenship

KVO Capital Management, LLC

44 S. Main Street, Box 17

Hanover, NH 03755

Citizenship: Delaware

Kernan V. Oberting

c/o KVO Capital Management, LLC

44 S. Main Street, Box 17

Hanover, NH 03755

Present occupation: Managing Member, KVO Capital Management, LLC

Citizenship: United States

Robert B. Ashton

c/o KVO Capital Management, LLC

44 S. Main Street, Box 17

Hanover, NH 03755

Present occupation: Portfolio Manager, KVO Capital Management, LLC

Citizenship: United States

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed by KVO Capital Management, LLC (“KVO”), Kernan V. Oberting (“Mr. Oberting”) and Robert B. Ashton (“Mr. Ashton”).  KVO, Mr. Oberting and Mr. Ashton have entered into a Joint Filing

Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The executive officers of KVO are Mr. Oberting, whose information appears above, and Richard N. Sayles (“Mr. Sayles”), chief compliance officer.  The business address of Mr. Sayles is 44 S. Main Street, Box 17, Hanover, NH 03755, and he is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, Mr. Sayles has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The aggregate purchase price of the 2,365,205 shares purchased by KVO to date was $2,687,255 (including commissions).  The source of funding for the purchase of these shares was the investment capital contained in the respective accounts.

All of the shares reported on this Schedule 13D, other than those in the private account on behalf of Mr. Ashton, are held by KVO in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the shares.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer.

The shares were acquired for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a.               The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.               A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.               Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.               Any material change in the present capitalization or dividend policy of the issuer;

f.                 Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.              Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.              Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.                 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.                  Any action similar to any of those enumerated above.

The shares of common stock of Kana Software Inc. (referred to herein as “Kana,” the “Issuer” or the “Company”) covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of business.  We believe that in order to maximize stockholder value, the Board of Directors would be well served to consider significant changes in business strategy and corporate governance. Specifically:

•                  We urge the Board of Directors to pursue immediately the sale of the Company given its negative working capital, history of poor management execution, and reliance on capital raises and debt financing to remain a going concern.

•                  We note that any further capital raise would be extremely dilutive to stockholders and at a price substantially below what stockholders might expect to receive in a sale transaction.

•                  We believe the Company should immediately cut expenses to meet its previously expressed guidance of positive cash flow each quarter, rather than simply continuing to move the goal posts on guidance.

•                  We urge the Board of Directors to raise the poison pill threshold from 4.9% to 20%. As judged by the Company's own financial statements, there is no reasonable expectation that net operating losses have any value.  The real effect of a low pill threshold has been to give effective control of the Company to its largest stockholder, Director John Nemelka of Nightwatch Capital, who effectively controls nearly 20% of the Company’s outstanding common stock.

•                  We note that the Board has altered the terms of Mr. Nemelka’s investments in the Company twice since October 2005, when he joined the board, granting Mr. Nemelka over half a million additional shares and warrants to purchase shares with no additional proceeds to the Company.

•                  We urge the Board of Directors to fill the vacancies on the Board of Directors of those members who have departed since Mr. Nemelka joined the Board with new, independent directors who have relevant industry experience.  Such individuals would be best situated to evaluate the Company’s current financial condition and its strategic alternatives and would be better able to exercise the independent business judgment necessary to find ways to increase stockholder value that are different from the failed strategies that have turned stockholder equity into net operating losses.

As we continue to evaluate Kana and our investment in the Company, we may have discussions with the Kana's management, its Board of Directors, industry analysts, other shareholders, and potential acquirers, investors or strategic partners regarding certain significant corporate actions, including, without limitation, the merger or sale of the Company.

We will continue to consider various alternative courses of action with respect to our investment as we deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking to purchase additional shares of common stock or, alternatively, to sell all or a portion of the shares we hold, in either case, in open market or privately negotiated transactions. In determining whether to purchase or sell common stock, we will consider various relevant factors, including our evaluation of Kana's business, prospects and financial condition, amounts and prices of available securities, other opportunities available to us and general market and economic conditions.

See “Item 6—Agreement between KVO and the Issuer”.

Except as set forth above and other than purchasing shares up to the allowed by the letter agreement with Kana attached hereto as Exhibit 99.2, the reporting persons have no current plans,

proposals or arrangements that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the reporting persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to aquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

KVO

a.     Amount beneficially owned: 2,365,205 (1)

b.     Percent of class: 5.7%

c.     Number of shares as to which such person has:

i.              Sole power to vote or to direct the vote: 2,365,205 (1)

ii.             Shared power to vote or to direct the vote: 0

iii.            Sole power to dispose or to direct the disposition of: 2,365,205 (1)

iv.            Shared power to dispose or to direct the disposition of: 0

(1)           Includes 354,675 shares held in a private account on behalf of Mr. Ashton, a portfolio manager of KVO, over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  Also includes 2,010,530 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable on or after December 31, 2010.

Kernan V. Oberting

a.     Amount beneficially owned: 2,365,205 (2)

b.     Percent of class: 5.7%

c.     Number of shares as to which such person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 2,365,205 (2)

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 2,365,205 (2)

(2)           Mr. Oberting is the Managing Member of KVO.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Oberting may be deemed to beneficially own all of the shares that KVO is deemed to beneficially own.  Mr. Oberting disclaims beneficial ownership of any of the securities covered by this Schedule 13D.

Robert B. Ashton

a.     Amount beneficially owned: 354,675 (3) (4)

b.     Percent of class: 0.9%

c.     Number of shares as to which such person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 354,675 (3) (4)

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 354,675 (3) (4)

(3)           Consists of 354,675 shares held in a private account on behalf of Mr. Ashton over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Ashton may be deemed to beneficially own these shares.

(4)           Does not include 2,010,530 shares held in additional private accounts over which KVO has both voting and dispositive power pursuant to contract.  Though Mr. Ashton does not have actual control over the voting, acquisition or disposition of these shares, by virtue of his role a portfolio manager for KVO, he may be deemed to have effective control with respect thereto, and may be deemed to beneficially own them by reason of the provisions of Rule 13d-3 of the Exchange Act.  Mr. Ashton disclaims beneficial ownership of these shares.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See Appendix A for a list of transactions effected by KVO for the private accounts during the past 60 days.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Agreements between the Reporting Persons

KVO has both voting and dispositive power pursuant to contract over (i) all shares held in a private account on behalf of Mr. Ashton, and (ii) all shares held in additional private accounts.  KVO’s voting and dispositive power over the shares held in a private account on behalf of Mr. Ashton is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  KVO’s voting and dispositive power over the shares in the additional private accounts is revocable on or after December 31, 2010.

Agreement between KVO and the Issuer

KVO also entered into a Letter Agreement (the “Agreement”) with Kana Software, Inc. (the “Issuer”) dated as of November 10, 2008, pursuant to which the Issuer states that KVO may, without incurring any penalty under the Issuer’s stockholder rights plan, purchase additional outstanding shares of common stock of the Issuer not to exceed 4,080,066 shares (9.9% of the Issuer’s outstanding common stock).  Under the Agreement, KVO has from November 12, 2008 until close of market on Monday, February 16, 2009 to purchase the additional outstanding shares of common stock.  KVO agreed not to transfer or sell to any one person (or group of persons acting in concert) a number of shares of Common Stock representing more than 4.9% of the then-outstanding shares of the Issuer’s common stock.

Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement 99.2 Letter Agreement with Kana Software, Inc. and KVO Capital Management, LLC dated as of November 10, 2008

Appendix A

Transactions in Kana Software, Inc. common stock by KVO

Transaction Date	No. of Shares	Purchase/ Sale	Avg. Price per Share	Total Price
11/11/2008	9,750	Purchase	$0.72	$7,049
11/11/2008	65,250	Purchase	$0.72	$47,176
11/11/2008	2,000	Purchase	$0.76	$1,514
11/11/2008	10,000	Purchase	$0.76	$7,570
11/11/2008	10,000	Purchase	$0.76	$7,570
11/11/2008	2,500	Purchase	$0.76	$1,893
11/11/2008	7,500	Purchase	$0.76	$5,678
11/11/2008	25,000	Purchase	$0.72	$18,025
11/12/2008	100,000	Purchase	$0.62	$62,130
11/13/2008	2,304	Purchase	$0.66	$1,514
11/13/2008	1,600	Purchase	$0.66	$1,051
11/13/2008	7,900	Purchase	$0.66	$5,190
11/13/2008	11,376	Purchase	$0.66	$7,474
11/13/2008	2,500	Purchase	$0.64	$1,600
11/13/2008	720	Purchase	$0.66	$473
11/13/2008	500	Purchase	$0.66	$329
11/17/2008	2,084	Purchase	$0.67	$1,394
11/17/2008	10,416	Purchase	$0.67	$6,968
11/18/2008	2,352	Purchase	$0.66	$1,545
11/18/2008	735	Purchase	$0.66	$483
11/18/2008	54,113	Purchase	$0.62	$33,554
11/19/2008	17,500	Purchase	$0.61	$10,675

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Date: November 21, 2008	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

Date: November 21, 2008	/s/ Kernan V. Oberting
Kernan V. Oberting

Date: November 21, 2008	/s/ Robert B. Ashton
Robert B. Ashton